# SEC Schedule 13D/A (Amendment No. 9) — Beneficial ownership report by holders of more than 5% of a class

Issuer: Schneider National, Inc., CIK 0001692063
CUSIP: 80689H102
Title of class of securities: Class B Common Stock, no par value per share
Address of issuer's principal executive offices: 3101 SOUTH PACKERLAND DRIVE, GREEN BAY, Wisconsin (WI), 54313
Date of event which requires filing of this statement: 01/15/2026
Amends the filing with accession number 0000892712-17-000361
Filed by CIK 0001701082
Persons authorized to receive notices and communications: Dennis F. Connolly, Godfrey & Kahn, S.C., 833 East Michigan Street, Suite 1800, Milwaukee, Wisconsin (WI), 53202, 414-273-3500

## Reporting persons
- Zimmermann Kathleen M. (CIK 0001701082): type of reporting person: individual (IN); source of funds: other (OO); sole voting power 612,759; shared voting power 19,050,995; sole dispositive power 612,759; shared dispositive power 19,050,995; aggregate amount beneficially owned 19,663,754 (18.1% of the class)
- Donald J. Schneider Childrens Trust #2 f/b/o Kathleen M. Zimmermann: type of reporting person: other (OO); citizenship or place of organization: Wisconsin (WI); source of funds: other (OO); sole voting power 0; shared voting power 8,400,000; sole dispositive power 8,400,000; shared dispositive power 0; aggregate amount beneficially owned 8,400,000 (8.3% of the class)
  Comment: Trust
- Donald J. Schneider 2000 Trust f/b/o Kathleen M. Zimmermann: type of reporting person: other (OO); citizenship or place of organization: Wisconsin (WI); source of funds: other (OO); sole voting power 2,361,185; shared voting power 7,005,900; sole dispositive power 9,367,085; shared dispositive power 0; aggregate amount beneficially owned 9,367,085 (9.4% of the class)
  Comment: Trust

## Item 1. Security and Issuer
Title of class of securities: Class B Common Stock, no par value per share
Name of issuer: Schneider National, Inc.
Address of issuer's principal executive offices: 3101 SOUTH PACKERLAND DRIVE, GREEN BAY, Wisconsin (WI), 54313
Comment:
Cover Page Notes:

Kathleen M. Zimmermann:

The shares reported in Item 7 consist of shares of Class B Common Stock.

The shares reported in Item 8 consist of 16,605,900 shares of Class A Common Stock and 2,445,095 shares of Class B Common Stock. The Reporting Person's interest in the Class A Common Stock is represented by trust certificates issued by the Schneider National, Inc. Voting Trust and held by trusts for the benefit of the Reporting Person and her descendants of which the Reporting Person is a co-trustee. Each share of Class A Common Stock will automatically convert into a share of Class B Common Stock on a one-for-one basis upon any transfer of such share of Class A Common Stock in exchange for a trust certificate representing such share.

The shares reported in Item 9 consist of shares of Class B Common Stock.

The shares reported in Item 10 consist of 16,605,900 shares of Class A Common Stock and 2,445,095 shares of Class B Common Stock.

The shares reported in Item 11 exclude 244,350 shares of Class B Common Stock held by Reporting Person's spouse, over which he has sole voting and dispositive power.

The calculation in Item 13 is based on 92,270,093 shares of Class B common stock, no par value per share ("Class B Common Stock"), of the Issuer outstanding as of October 23, 2025, as reported in the Issuer's Quarterly Report on Form 10-Q for the quarter ended September 30, 2025 and as filed with the SEC on October 30, 2025.

Donald J. Schneider Childrens Trust #2 f/b/o Kathleen M. Zimmermann:

The shares reported in Items 8 and 9 consist of shares of Class A common stock, no par value per share ("Class A Common Stock"), of Schneider National, Inc., a Wisconsin corporation (the "Issuer"). The Reporting Person's interest in the Class A Common Stock is represented by trust certificates issued by the Schneider National, Inc. Voting Trust and held by the Reporting Person. Each share of Class A Common Stock will automatically convert into a share of Class B Common Stock on a one-for-one basis upon any transfer of such share of Class A Common Stock in exchange for a trust certificate representing such share.

The calculation in Item 13 is based on 92,270,093 shares of Class B common stock, no par value per share ("Class B Common Stock"), of the Issuer outstanding as of October 23, 2025, as reported in the Issuer's Quarterly Report on Form 10-Q for the quarter ended September 30, 2025 and as filed with the SEC on October 30, 2025.

Donald J. Schneider 2000 Trust f/b/o Kathleen M. Zimmermann:

The shares reported in Item 7 consist of shares of Class B Common Stock.

The shares reported in Item 8 consist of shares of Class A Common Stock. The Reporting Person's interest in the Class A Common Stock is represented by trust certificates issued by the Schneider National, Inc. Voting Trust and held by the Reporting Person. Each share of Class A Common Stock will automatically convert into a share of Class B Common Stock on a one-for-one basis upon any transfer of such share of Class A Common Stock in exchange for a trust certificate representing such share.

The shares reported in Item 9 consist of 7,005,900 shares of Class A Common Stock and 2,361,185 shares of Class B Common Stock.

The calculation in Item 13 is based on 92,270,093 shares of Class B common stock, no par value per share ("Class B Common Stock"), of the Issuer outstanding as of October 23, 2025, as reported in the Issuer's Quarterly Report on Form 10-Q for the quarter ended September 30, 2025 and as filed with the SEC on October 30, 2025.

Explanatory Note:

This Amendment No. 9 to Schedule 13D amends and supplements the Schedule 13D originally filed on April 21, 2017 and as subsequently amended (the "Original Schedule 13D"), and is being filed jointly on behalf of the Donald J. Schneider Childrens Trust #2 f/b/o Kathleen M. Zimmermann, a Wisconsin trust (the "Childrens Trust"), the Donald J. Schneider 2000 Trust f/b/o Kathleen M. Zimmermann (the "2000 Trust," and together with the Childrens Trust, the "Trusts"), and Kathleen M. Zimmermann, in her individual capacity and as a co-trustee of the Trusts (together the "Reporting Persons"), relating to the shares of Class A common stock, no par value per share ("Class A Common Stock"), and Class B common stock, no par value per share ("Class B Common Stock"), of Schneider National, Inc., a Wisconsin corporation (the "Issuer").

Unless otherwise defined or modified below, capitalized terms used in this Amendment No. 9 to Schedule 13D shall have the meaning ascribed to them in the Original Schedule 13D. All disclosure for items contained in the Original Schedule 13D where no new information is provided for such item in this Amendment No. 9 to Schedule 13D is incorporated herein by this reference.

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration:
Item 3 of the Original Schedule 13D is supplemented with the following:

Between February 1, 2025 and January 31, 2026, Ms. Zimmermann acquired 8,012 shares of Class B Common Stock in settlement of restricted stock units received as compensation under the Schneider National, Inc. 2017 Omnibus Incentive Plan in her capacity as a director of the Issuer and acquired 61,147 shares of Class B Common Stock by gift. As of January 31, 2026, the Reporting Persons beneficially owned an aggregate of 16,605,900 shares of Class A Common Stock and 3,057,854 shares of Class B Common Stock.

## Signatures
- Zimmermann Kathleen M.: /s/ Kathleen M. Zimmermann, Kathleen M. Zimmermann (01/31/2026)
- Donald J. Schneider Childrens Trust #2 f/b/o Kathleen M. Zimmermann: /s/ Kathleen M. Zimmermann, Co-Trustee (01/31/2026)
- Donald J. Schneider Childrens Trust #2 f/b/o Kathleen M. Zimmermann: /s/ Joan D. Klimpel, Co-Trustee (01/31/2026)
- Donald J. Schneider 2000 Trust f/b/o Kathleen M. Zimmermann: /s/ Kathleen M. Zimmermann, Co-Trustee (01/31/2026)
- Donald J. Schneider 2000 Trust f/b/o Kathleen M. Zimmermann: /s/ Joan D. Klimpel, Co-Trustee (01/31/2026)